Exhibit 21.1
List of significant subsidiaries

Name	State or Other Jurisdiction of Incorporation Or Organization
IE US Holdings Inc.	Delaware, United States

IE US Development Holdings 3 Inc.	Delaware, United States

IE US Hardware 1 Inc.	Delaware, United States